February 9, 2015

By Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Kevin L. Vaughn

Accounting Branch Chief

Re:	Mesa Laboratories, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended March 31, 2014

Filed June 4, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 6, 2014

File No. 000-11740

Dear Mr. Vaughn:

Mesa Laboratories, Inc. is filing this Correspondence and supplemental information in response to the Staff’s comment letter dated January 29, 2015 (the “Comment Letter”). The numbered responses which follow correspond to the number of the comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2014

Management’s Discussion and Analysis

Notes to Consolidated Financial Statements, page 32

Note 9. Stock-Based Compensation, page 42

1.	In future filings, we will expand our disclosure to provide the weighted-average period over which unrecognized compensation expense is expected to be recognized as required by FASB ASC 718-10-50-2.1.

Note 12. Commitments and Contingencies, page 45

2.

A company is required to collect and remit state sales tax from certain of its customers if that company is determined to have “nexus” in a particular state. The determination of nexus varies state by state, is constantly evolving and requires knowledge of each jurisdiction’s current tax case law. Prior to our year ended March 31, 2013 we were registered to collect and remit sales tax in those states in which we had a physical presence. During our year ended March 31, 2013, one state contacted us and questioned if we had nexus in that state and, therefore, were required to collect and remit sales tax. As part of the process, this state volunteered to limit our exposure to three years of past sales taxes if we would agree to disclose the identity of our customers and the amounts that should have been collected and remitted. After researching the issue, although it was not clear whether or not we had nexus in this state, we chose to be conservative and mitigate any potential exposure by accepting the amnesty offer and entering into a Voluntary Disclosure Agreement (“VDA”). After working with our customers to obtain sales tax exemption certificates or knowledge that they self-assessed and paid use (sales) tax, we accrued $100,000, which comprised our best estimate at that time of the potential liability.

During our year ended March 31, 2014 we completed several business acquisitions that due to the nature of the business, could potentially trigger nexus in several additional states on a go forward basis. As part of the process of registering in these states, we reviewed our prior activity to determine if the business we had conducted in those states rose to the level of nexus in any of these states prior to the acquisitions. Most state applications require us to disclose when we started doing business in the respective state. As discussed above, the determination of nexus is not clear and, given the ambiguity of the law, we could not be certain if we had nexus in certain states in prior years. As a result, we made a business decision to limit any potential exposure by entering into a VDA with several states. In conjunction with this effort, we estimated our exposure to approximate $1,400,000 and recorded such amount in our consolidated financial statements. During our year ending March 31, 2015, we obtained additional information, including which customers would be able to provide us with a sales tax exemption certificate, which may have self-assessed and paid use (sales) tax, how many years of exposure we had under each VDA and whether or not interest and/or penalties could apply. In practice, states are inconsistent in how they apply their published VDA regulations. As a result of completing this process, we accrued an additional $460,000 in our consolidated financial statements for the three and nine months ended December 31, 2014.

FASB ASC 250-10-20 defines an error in previously issued financial statements as an error in recognition, measurement, presentation or disclosure in the financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP) or oversight or misuse of facts that existed at the time the financial statements were prepared. At the time we issued our financial statements for the years ended March 31, 2012 and prior, none of the above provisions of ASC 250-10-20 were applicable. As discussed above, it was not clear if we had nexus in any state in which we had not registered and, thus, it was not clear if we had any exposure. The fact that we elected to enter into VDAs does not necessarily establish that, in fact, we had nexus. We made a business decision during our years ended March 31, 2013 and 2014 to enter into VDAs, and the accounting charges associated with these decisions comprised a change in accounting estimate and were properly recorded in those related years. The additional charge recorded in our three and nine months ended December 31, 2014 was also a change in accounting estimate as it resulted from additional information only known at that time and at no time prior thereto.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 4. Controls and Procedures, page 18

3.

We have filed Form 10-Q/A (Amendment No. 1) to correctly disclose management’s evaluation and conclusions regarding the effectiveness of our disclosure controls and procedures as of September 30, 2014.

 Lastly, we hereby acknowledge that:

●     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With this submission, the Company believes that it has responded fully to each of the Staff’s comments in the Comment Letter. We would greatly appreciate any expedited review that the Staff may afford this submission so that the Staff may thereafter confirm to us that it will not have any further comments on our 2014 Form 10-K or our Form 10-Q for the quarterly period ended September 30, 2014.

Thank you for your assistance and cooperation in this matter. If you have any questions or comments or need any additional information, please contact me at my office.

Very truly yours,

/s/ JOHN V. SAKYS

John V. Sakys

Chief Financial Officer

cc:     Andrew N. Bernstein, Esq.